Exhibit 99.1

Huize Holding Limited Reports Second Quarter 2022 Unaudited Financial Results

SHENZHEN, China, September 23, 2022 (GLOBE NEWSWIRE) – Huize Holding Limited, (“Huize”, the “Company” or “we”) (NASDAQ: HUIZ), a leading digital insurance product and service platform for new generation consumers in China, today announced its unaudited financial results for the second quarter ended June 30, 2022.

Second Quarter 2022 Financial and Operational Highlights

•

Strong business performance: Gross Written Premiums (“GWP”) facilitated on our platform in the second quarter of 2022 increased by 30.5% to RMB871.8 million from RMB668.0 million in the second quarter of 2021. First-year premiums (“FYP”) and renewal premiums facilitated on our platform in the second quarter of 2022 increased by 59.9% and 6.1% to RMB484.9 million and RMB386.9 million from RMB303.2 million and RMB364.8 million in the second quarter of 2021, respectively.

•

Resilient revenue growth with effective cost control: Operating revenue increased by 13.5% year-over-year to RMB248.2 million in the second quarter of 2022. Operating expenses decreased by 17.6% year-over-year to RMB118.6 million in the second quarter of 2022.

•	Solid balance sheet and liquidity: As of June 30, 2022, our cash and cash equivalents amounted to RMB294.4 million (US$44.0 million).

•

Cumulative number of insurance clients served increased to approximately 8.2 million, compared to 8.0 million in the first quarter of 2022. We cooperated with 100 insurer partners, including 57 life and health insurance companies and 43 property & casualty insurance companies, as of June 30, 2022.

Mr. Cunjun Ma, Founder and CEO of Huize commented, “We are very pleased to report another set of resilient operating and financial results in the second quarter of 2022, despite the challenging macro environment and disruptions caused by regional pandemic restrictions in China. Our remarkable results were underpinned by our proven ability to satisfy the long-term insurance needs of emerging middle-class consumers through both online and offline channels, and our successful execution on the group-wide organizational structure optimization resulting in continued cost savings during the quarter.

We continued to work with our insurer partners to co-develop a wide range of long-term customized savings and protection products which have received overwhelming demand from our users. In the second quarter, GWP for co-developed insurance products accounted for 59.6% of the total GWP facilitated on our platform, and the GWP contribution of our long-term insurance products remained above 90% for the eleventh consecutive quarter. We maintain our guidance and expect to achieve quarterly profitability in the second half of 2022, demonstrating our confidence in the gradual recovery in total revenue and the improving operating efficiency.

Last quarter, we set a strategic roadmap for the next three years to build an omnichannel digital insurance service ecosystem that integrates “Agents, Businesses, Customers (ABC)”. We have achieved satisfactory progress in executing the “ABC” business plans. To customers, the average ticket size of long-term savings products, in terms of FYP, was over RMB44,000 in the second quarter, demonstrating our ability to deepen engagement with our high-value customers through our proven online platform, expanding offline service coverage, as well as product innovation. To businesses, we have developed and exported our technology to insurance companies to support their digital customer relationship management, underwriting risk management and insurance claims. To agents, we have registered insurance agents covering Beijing, Shanghai, Sichuan, Guangdong and Shenzhen. By empowering them with diversified product offerings, digital business tools and customer service support, FYP facilitated by the “To-A” business has reached RMB56.6 million in the first 6 months of 2022. Going forward, we believe the “ABC” business plans will provide us with tremendous opportunities to enhance shareholder value and sustain our long-term business growth.”

Second Quarter 2022 Financial Results

GWP and operating revenue

GWP facilitated on our platform was RMB871.8 million (US$130.2 million) in the second quarter of 2022, an increase of 30.5% from RMB668.0 million in the same period of 2021. Of the GWP facilitated in the second quarter of 2022, first year premiums (“FYP”) accounted for RMB484.9 million (or 55.6% of total GWP), an increase of 59.9% year-over-year. Renewal premiums accounted for RMB386.9 million (or 44.4% of total GWP), an increase of 6.1% year-over-year.

Operating revenue was RMB248.2 million (US$37.1 million) in the second quarter of 2022, an increase of 13.5% from RMB218.6 million in the same period of 2021. The increase was primarily driven by the increase in FYP facilitated.

Operating costs

Operating costs were RMB173.7 million (US$25.9 million) in the second quarter of 2022, an increase of 14.0% from RMB152.4 million in the same period of 2021. The increase was primarily due to higher marketing channel cost and was in line with the increase in operating revenue.

Operating expenses

Selling expenses decreased by 23.6% year-over-year to RMB59.5 million (US$8.9 million) in the second quarter of 2022, compared with RMB77.9 million in the same period of 2021, which was primarily due to a decrease in advertising and marketing expenses, and a decrease in salaries and employment benefits.

General and administrative expenses were RMB34.7 million (US$5.2 million) in the second quarter of 2022, a decrease of 14.1% from RMB40.4 million in the same period of 2021. This decrease was primarily due to a decrease in salaries and employment benefits, and a decrease in rental and utilities expenses.

Research and development expenses were RMB24.3 million (US$3.6 million) in the second quarter of 2022, a decrease of 5.4% from RMB25.7 million in the same period of 2021, primarily due to a decrease in personnel costs.

Net loss attributable to common shareholders and Non-GAAP net loss attributable to common shareholders

Net loss in the second quarter of 2022 was RMB39.4 million (US$5.9 million), compared to a net loss of RMB77.2 million in the same period of 2021. Non-GAAP net loss in the second quarter of 2022 was RMB37.5 million (US$5.6 million), compared to non-GAAP net loss of RMB83.3 million in the same period of 2021.

Cash and cash equivalents

As of June 30, 2022, the combined balance of the Company’s cash and cash equivalents amounted to RMB294.4 million (US$44.0 million), compared to RMB381.2 million as of December 31, 2021.

Share Repurchase Program

As of June 30, 2022, the Company had purchased an aggregate of 357,257 ADSs for a total amount of approximately US$0.5 million, under its share repurchase program pursuant to which the Company has been authorized to repurchase up to US$5 million ADSs by March 18, 2023, as previously announced on March 18, 2022.

Business Outlook

Based on the Company’s preliminary assessment of the current market conditions, the Company currently expects to achieve quarterly profitability in the second half of 2022. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change as a result of various market uncertainties.

Conference Call

The Company’s management team will hold an earnings conference call at 8:00 A.M. Eastern Time on Friday, September 23, 2022 (8:00 P.M. Beijing/Hong Kong Time on the same day). Details for the conference call are as follows:

Event Title:                Huize Holding Limited’s Second Quarter 2022 Earnings Conference Call

Registration Link:      https://register.vevent.com/register/BI359ba9005e66422bb7a2368c1574802a

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registration, each participant will receive a confirmation email containing dial-in numbers and a unique access PIN, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.huize.com.

About Huize Holding Limited

Huize Holding Limited is a leading digital insurance product and service platform for new generation consumers in China. Targeting the younger generation, Huize is dedicated to serving its insurance clients for their life-long insurance needs. Leveraging its online platform, Huize offers a wide variety of insurance products with a focus on long-term life and health insurance products and empowers its insurer partners to reach a large fragmented client base in the insurance retail market efficiently and enhance their insurance sales. Huize provides insurance clients with digitalized insurance experience and services, including suitable product recommendations, consulting service, intelligent underwriting, and assistance in claim application and settlement, which significantly improve transaction experience.

For more information, please visit http://ir.huize.com.

Use of Non-GAAP Financial Measure Statement

In evaluating our business, we consider and use non-GAAP net profit/(loss) attributable to common shareholders as a supplemental measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP net profit/(loss) attributable to common shareholders as net profit/(loss) attributable to common shareholders excluding share-based compensation expenses and interest on convertible bond. Such adjustments have no impact on income tax because either the non-GAAP adjustments were recorded at entities located in tax free jurisdictions, such as the Cayman Islands or because the non-GAAP adjustments were recorded at operating entities located in the PRC for which the non-GAAP adjustments were not deductible for tax purposes.

We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net profit/(loss) attributable to common shareholders enables our management to assess our operating results without considering the impact of share-based compensation expenses and the interest on convertible bond. We also believe that the use of this non-GAAP financial measure facilitates investors’ assessment of our operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net profit/(loss) attributable to common shareholders is that it does not reflect all items of income and expense that affect our operations. Further, the non-GAAP financial measure may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

The non-GAAP financial measure should not be considered in isolation or construed as an alternative to net profit/(loss) attributable to common shareholders or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measure in light of the most directly comparable GAAP measure, as shown below. The non-GAAP financial measure presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.6981 to US$1.00, the exchange rate on June 30, 2022, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Huize’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, business outlook and quotations from management in this announcement, contain forward-looking statements. Huize may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huize’s goal and strategies; Huize’s expansion plans; Huize’s future business development, financial condition and results of operations; Huize’s expectation regarding the demand for, and market acceptance of, its online insurance products; Huize’s expectations regarding its relationship with insurer partners and insurance clients and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing.

Further information regarding these and other risks is included in Huize’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Huize does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations

investor@huize.com

Media Relations

mediacenter@huize.com

Christensen

In China

Ms. Jasmine Zhu

Phone: +852 2117 0861

Email: jasmine.zhu@christensencomms.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

Huize Holding Limited

Unaudited Consolidated Balance Sheets

(all amounts in thousands, except for share and per share data)

	As of December 31	As of June 30
	2021	2022
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	381,158	294,390	43,951
Restricted cash	183,408	125,222	18,695
Contract assets	—	59,066	8,818
Accounts receivables, net of allowance for impairment	777,262	258,822	38,641
Insurance premium receivables	1,217	1,099	164
Amounts due from related parties	128	668	100
Deferred costs	—	1,715	256
Prepaid expense and other receivables	77,511	101,432	15,143

Total current assets	1,420,684	842,414	125,768

Non-current assets
Restricted cash	44,418	24,481	3,655
Contract assets	—	3,600	537
Property, plant and equipment, net	48,461	43,485	6,492
Intangible assets, net	21,626	54,095	8,076
Deferred tax assets	605	605	90
Long-term investments	73,001	77,912	11,632
Operating lease right-of-use assets	247,819	233,531	34,865
Goodwill	461	461	69
Other assets	379	325	49

Total non-current assets	436,770	438,495	65,465

Total assets	1,857,454	1,280,909	191,233

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities
Short-term borrowings	216,710	251,240	37,509
Accounts payable	680,369	251,452	37,541
Insurance premium payables	124,019	45,766	6,833
Contract liabilities	7,236	5,178	773
Provisions	—	334	50
Other payables and accrued expenses	71,255	59,245	8,844
Payroll and welfare payable	93,451	45,671	6,819
Income taxes payable	2,440	2,440	364
Operating lease liabilities	14,886	14,485	2,163
Amount due to related parties	11,875	5,794	865

Total current liabilities	1,222,241	681,605	101,761

Non-current liabilities
Long-term borrowings	20,000	—	—
Deferred tax liabilities	4,892	13,096	1,955
Operating lease liabilities	249,183	248,573	37,111
Payroll and welfare payable	225	152	23

Total non-current liabilities	274,300	261,821	39,089

Total liabilities	1,496,541	943,426	140,850

Commitments and contingencies Shareholders’ equity
Class A common shares	62	62	9
Class B common shares	10	10	1
Treasury stock	(9,545)	(12,787)	(1,909)
Additional paid-in capital	896,772	900,942	134,507
Accumulated other comprehensive loss	(27,295)	(21,582)	(3,222)
Accumulated deficit	(499,940)	(528,760)	(78,943)

Total shareholders’ equity	360,064	337,885	50,443

Non-controlling interests	849	(402)	(60)

Total shareholders’ equity	360,913	337,483	50,383

Total liabilities and shareholders’ equity	1,857,454	1,280,909	191,233

Huize Holding Limited

Unaudited Consolidated Statements of Comprehensive Income

(all amounts in thousands, except for share and per share data)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2021	2022		2021	2022
	RMB	RMB	USD	RMB	RMB	USD
Operating revenue
Brokerage income	217,268	231,802	34,607	949,898	523,620	78,174
Other income	1,353	16,422	2,452	3,704	24,087	3,596

Total operating revenue	218,621	248,224	37,059	953,602	547,707	81,770

Operating costs and expenses
Cost of revenue	(151,969)	(163,070)	(24,346)	(708,665)	(311,330)	(46,480)
Other cost	(418)	(10,643)	(1,589)	(1,189)	(12,058)	(1,800)

Total operating costs	(152,387)	(173,713)	(25,935)	(709,854)	(323,388)	(48,280)

Selling expenses	(77,853)	(59,537)	(8,889)	(154,829)	(133,455)	(19,924)
General and administrative expenses	(40,399)	(34,730)	(5,185)	(94,460)	(72,988)	(10,897)
Research and development expenses	(25,742)	(24,314)	(3,630)	(44,575)	(47,657)	(7,115)

Total operating costs and expenses	(296,381)	(292,294)	(43,639)	(1,003,718)	(577,488)	(86,216)

Operating loss	(77,760)	(44,070)	(6,580)	(50,116)	(29,781)	(4,446)

Other income/(expenses)
Interest expenses	(657)	(1,290)	(193)	(877)	(2,545)	(380)
Unrealized exchange loss	(9)	(31)	(5)	(11)	(45)	(7)
Investment (loss)/income	(482)	357	53	(241)	(1,782)	(266)
Others, net	1,402	5,271	787	4,040	6,722	1,004

Loss before income tax, and share of loss of equity method investee	(77,506)	(39,763)	(5,938)	(47,205)	(27,431)	(4,095)

Income tax expense	1,529	—	—	—	—	—
Share of loss of equity method investee	(1,200)	(199)	(30)	(1,451)	(2,640)	(394)

Net loss	(77,177)	(39,962)	(5,968)	(48,656)	(30,071)	(4,489)

Net loss attributable to non-controlling interests	—	(585)	(87)	—	(1,251)	(187)

Net loss attributable to common shareholders	(77,177)	(39,377)	(5,881)	(48,656)	(28,820)	(4,302)

Net loss	(77,177)	(39,962)	(5,968)	(48,656)	(30,071)	(4,489)
Foreign currency translation adjustment, net of tax	(4,693)	6,375	952	(3,470)	5,713	853
Comprehensive loss	(81,870)	(33,587)	(5,016)	(52,126)	(24,358)	(3,636)

Comprehensive loss attributable to non-controlling interests	—	(585)	(87)	—	(1,251)	(187)

Comprehensive loss attributable to common shareholders	(81,870)	(33,002)	(4,929)	(52,126)	(23,107)	(3,449)

Weighted average number of common shares used in computing net profit per share
Basic and diluted	1,021,197,639	1,020,237,707	1,020,237,707	1,022,075,704	1,023,005,019	1,023,005,019
Net loss per share attributable to common shareholders
Basic and diluted	(0.08)	(0.04)	(0.01)	(0.05)	(0.03)	(0.00)

Huize Holding Limited

Unaudited Reconciliations of GAAP and Non-GAAP Results

(all amounts in thousands, except for share and per share data)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2021	2022		2021	2022
	RMB	RMB	USD	RMB	RMB	USD
Net loss attributable to common shareholders	(77,177)	(39,377)	(5,881)	(48,656)	(28,820)	(4,302)
Share-based compensation expenses	(6,119)	1,920	287	4,108	3,703	553

Non-GAAP net loss attributable to common shareholders	(83,296)	(37,457)	(5,594)	(44,548)	(25,117)	(3,749)